July 7, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attn: Suzanne Hayes and Christine Westbrook

Re:	Amryt Pharma plc
Amendment No. 1 to
Registration Statement on Form F-1 (File No. 333-239395)
Filed July 6, 2020

Ladies and Gentlemen:

On behalf of Amryt Pharma plc (the “Company”), set forth below is the Company’s response to the comment from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, which was contained in your letter, dated July 7, 2020, regarding Amendment No. 1 to the Registration Statement on Form F‑1 that the Company filed on July 6, 2020 (the “Registration Statement”).

Amendment No. 1 to Form F-1 filed on July 6, 2020

Exhibits

1.
Please have counsel file an amended opinion that does not include the assumptions set forth in paragraphs 3.1.4, 3.1.5, 3.1.6, 3.1.7 and, with respect to the Issued Shares, 3.1.8. Refer to Staff Legal Bulletin No. 19, Section II.B.3.a.

In response to the Staff’s comment, and following a telephone conversation with the Staff, counsel revised its legal opinion, which the Company has refiled as Exhibit 5.1 to the Registration Statement.

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If you have any questions regarding the Registration Statement or the responses set forth above, please do not hesitate to call me at (212) 351-4046.

Sincerely,

/s/ Boris Dolgonos

Boris Dolgonos

cc:	Joseph A. Wiley, Amryt Pharma plc
Rory P. Nealon, Amryt Pharma plc
John McEvoy, Amryt Pharma plc